Paraiso Plant Studio

Profit and Loss
January - December 2023

	TOTAL
Income	
Discounts given	-68,609.52
Flor Sales	86,197.94
Product Sales	810,455.45
Sales of Product Income	221,613.93
Services	240.06
Shipping/Delivery Income	4,896.43
Total Income	**$1,054,794.29**
Cost of Goods Sold	
Cost of Goods Sold	5,008.26
Flor Flowers	47,468.77
Total Cost of Goods Sold	**52,477.03**
Cost of Products Sold	3,338.69
Plants - COGS	382,805.35
Shipping, Freight & Delivery - COS	18,097.85
Total Cost of Products Sold	**404,241.89**
Total Cost of Goods Sold	**$456,718.92**
GROSS PROFIT	**$598,075.37**
Expenses	
Advertising & Marketing	18,498.54
Apps/Software/Web Services	11,272.65
Bank Charges & Fees	1,172.79
Car & Truck	5,406.97
Charitable Contributions	100.00
Depreciation	12,507.00
Dues and Subscriptions	50.00
Employee Benefits	20,691.50
Employee Retirement	-448.25
Employee Salaries & Wages	222,467.18
Employer Payroll Tax Expenses	54,869.35
Finance Costs	2,500.00
Insurance	
Insurance - Auto	3,600.00
Insurance - Business	21,194.25
Workers Comp Insurance	6,847.75
Total Insurance	**31,642.00**
Interest Paid	10,503.08
Job Supplies	4,364.07

Paraiso Plant Studio

Profit and Loss

January - December 2023

	TOTAL
Legal & Professional Services	
Accounting Services	1,290.00
Bookkeeping Services	6,689.98
Total Legal & Professional Services	**7,979.98**
Meals & Entertainment	1,780.67
Office Supplies	625.13
Other Business Expenses	120.00
Payroll Processing fees	6,051.47
QuickBooks Payments Fees	7.21
Rent & Lease	10,309.82
1780 4th St Rent	110,399.64
Flor Rent	6,257.00
Warehouse Rent	48,574.99
Total Rent & Lease	**175,541.45**
Repairs & Maintenance	1,584.12
Sales Tax Payable	368.06
Security	1,218.24
Shopify Service Fees	28,089.39
Spocket, Door Dash & Other Fees	4,266.15
Taxes & Licenses	3,563.84
Telephone	2,935.31
Travel	80.88
Utilities	12,773.49
Total Expenses	**$642,582.27**
NET OPERATING INCOME	**$ -44,506.90**
Other Income	
CC Rewards	879.63
Non-taxable Income	4,862.89
Total Other Income	**$5,742.52**
NET OTHER INCOME	**$5,742.52**
NET INCOME	**$ -38,764.38**

Paraiso Plant Studio

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
6017 Paraiso LLC Checking	21,382.60
8365 Paraiso Checking	15.26
Doordash Clearing	0.00
Mech Checking (0050)	0.00
Shopify Holding-F	0.00
Shopify Holding-P	12,222.24
Total Bank Accounts	**$33,620.10**
Other Current Assets	
Cash Payments	8,186.25
Inventory	35,550.81
Prepaid Rent and Deposit	8,400.00
Transfers with Flor	-57.02
Undeposited Funds	0.00
Total Other Current Assets	**$52,080.04**
Total Current Assets	**$85,700.14**
Fixed Assets	
Accumulated Depreciation	-37,121.00
Furniture & Fixtures	51,691.31
Vehicles	17,000.00
Total Fixed Assets	**$31,570.31**
TOTAL ASSETS	**$117,270.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Adv - 6124 - 1	1,752.30
Business Adv - 8395 - 1	243.42
CORP Account - 3753 - 1	39,826.90
Shopify CC	13,675.58
Total Credit Cards	**$55,498.20**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	17,937.59
Gift Cards/Store Credit	22,797.23
Out Of Scope Agency Payable	62.21
Shopify Loan	0.00
True up account	0.00
Undistributed Tips	0.00
Total Other Current Liabilities	**$40,797.03**

Paraiso Plant Studio

Balance Sheet

As of December 31, 2023

	TOTAL
Total Current Liabilities	**$96,295.23**
Long-Term Liabilities	
Blum Loan 1	0.00
Blum Loan 2	0.00
Blum Loan 3	54,505.00
EIDL Loan	5,400.00
Working Solutions Loan	48,990.76
Total Long-Term Liabilities	**$108,895.76**
Total Liabilities	**$205,190.99**
Equity	
Opening Balance Equity	0.00
Owner's Contributions	6,375.66
Owner's Draw	-22,153.90
Retained Earnings	-33,377.92
Net Income	-38,764.38
Total Equity	**$ -87,920.54**
TOTAL LIABILITIES AND EQUITY	**$117,270.45**

Statement of Cash Flows

Paraiso Plant Studio

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-38,764.38
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Accumulated Depreciation	12,507.00
Business Adv - 6124 - 1	-579.98
Business Adv - 8395 - 1	-2,455.85
California Department of Tax and Fee Administration Payable	3,327.41
Cash Payments	143.77
CORP Account - 3753 - 1	6,688.36
Gift Cards/Store Credit	4,859.19
Inventory	27,752.63
Out Of Scope Agency Payable	1.03
Shopify CC	13,675.58
Shopify Loan	-39,518.05
Shopify Loan - Flor (deleted)	-3,505.82
Transfers with Flor	57.02
Undistributed Tips	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$22,952.29**
Net cash provided by operating activities	**-$15,812.09**
INVESTING ACTIVITIES	0.00
FINANCING ACTIVITIES	
Blum Loan 3	-22,800.00
EIDL Loan	0.00
Opening Balance Equity	-2,348.42
Owner's Contributions	3,017.24
Owner's Draw	-2,963.47
Retained Earnings	-8,559.50
Working Solutions Loan	48,990.76
Net cash provided by financing activities	**$15,336.61**
NET CASH INCREASE FOR PERIOD	**-$475.48**
Cash at beginning of period	**$34,095.58**
CASH AT END OF PERIOD	**$33,620.10**